13013508

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section MAR -1 2013 Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WMSI SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 LEROY STREET 5TH FLOOR
(No. and Street)

NEW YORK	NY	10014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BJ RALSTON — 615-832-9883
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS, 4TH FL	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BJ RALSTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WMSI SECURITIES LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT AND CCO

Title

Notary Public

MY COMMISSION EXPIRES
MAY 5, 2015

BLAKE E. WORTHINGTON
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
WMSI Securities LLC
Nashville, Tennessee

Report on the Financial Statement

We have audited the accompanying statement of financial condition of WMSI Securities LLC (the "Company") as of December 31, 2012 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the [consolidated] financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2013

WMSI Securities LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 406,249
Accounts receivable	626,940
Prepaid expenses and other assets	4,853
Total assets	$ 1,038,042
LIABILITIES AND MEMBER EQUITY	
Liabilities:	
Accrued expenses	$ 374,972
Member equity	663,070
Total liabilities and Member equity	$ 1,038,042

See Notes to Statement of Financial Condition.

Note 1. Organization

WMSI Securities LLC (the "Company") is a limited liability company formed pursuant to the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Wealth Management Systems, Inc. (the "Parent").

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. Among other provisions, the Company does not hold funds or securities for, or owe money or securities to, customers.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows. References to generally accepted accounting principles ("GAAP") in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the "Codification" or "ASC."

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns transaction fees for facilitating the processing of rollover transactions from individual qualified retirement plan accounts to individual retirement account ("IRA") rollover accounts. These fees are either based upon the number of transactions processed or the value of the underlying assets transferred and are recorded when the rollover transactions are completed. Accounts receivable are stated at the amount management expects to collect from processing rollover transactions.

Note 3. Related Party Transactions

The Parent's principal business is the development, implementation and maintenance of technology used by financial service companies to facilitate the direct rollover of funds from qualified retirement plan accounts to IRAs. The Parent develops software applications that provide an electronic interface between retirement plan record-keeping systems and IRA provider new account opening applications. This interface automates the IRA distribution process and facilitates real-time opening of IRAs. The Company supports the activities of its Parent by introducing IRA products to qualified retirement plan sponsors and third-party retirement plan administrators that are customers of the Parent. The Company also provides related administrative services necessary to support those customers. The IRA providers pay a transaction fee to the Company based on the number and dollar amount of IRAs opened through the software provided by the Parent. This close interrelationship means that the Company is dependent on its Parent for provision of the products and services it supports and the Parent is committed to maintaining and capitalizing the Company as a component of its business model. The accompanying financial statements might not necessarily be indicative of the Company's financial condition or results of operations had the Company operated as an unaffiliated independent entity.

The Parent provides office space and other administrative services to the Company at no cost. However, pursuant to an expense-sharing agreement with the Parent, the Parent is reimbursed for compensation, benefits and other professional fees. The Company reimbursed the Parent $46,665 for its share of these expenses for the year ended December 31, 2012.

The Parent may receive payments from customers for services performed by the Company and vice versa as they both provide services to the same customers. The Company had no receivable due from the Parent at December 31, 2012.

Note 4. Income Taxes

The Company is not subject to federal income tax, but may be subject to certain state taxes. The Member is individually liable for taxes on its share of the Company's income or loss. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The Member has reviewed the Company's tax positions for the open tax years (current and prior three tax years) to determine if additional taxes would be due if such positions were examined, and has concluded that there are no material uncertain income tax positions for which an expense and liability should be recorded. The Company is not subject to examination by U.S. federal and state tax authorities for tax years before 2009.

Note 5. Regulatory Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") of the SEC, the Company is required to maintain minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn if the ratio would exceed 10 to 1. Net capital and aggregate indebtedness fluctuate on a daily basis; however, at December 31, 2012, the Company had net capital, as defined, of $31,277, which exceeded the required amount by $6,279. At December 31, 2012, the Company's net capital ratio was 11.99 to 1.

Note 6. Off-Balance-Sheet Risk and Concentration of Risk

The Company, at times, maintains its cash balances in bank deposit accounts in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

WMSI Securities LLC

Statement of Financial Condition

December 31, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.